Exhibit 99.5

Canadian - US GAAP Reconciliation

2010, 2009, 2008

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto-Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
www.pwc.com/ca

Independent Auditors’ Report on
Supplemental United States Generally Accepted Accounting Principles
Differences and Disclosures

To the Board of Directors of Franco-Nevada Corporation

On March 24, 2011, we reported on the consolidated balance sheets of Franco-Nevada Corporation (the Company) as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, which are included in the Form 40-F. In addition, on March 23, 2010, we reported on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, which are included in the Form 40-F.

In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental schedule entitled “Franco-Nevada Canadian - US GAAP Reconciliation 2010, 2009, 2008” which is included herein and was prepared pursuant to the disclosure requirements of Form 40-F.  This supplemental schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental schedule based on our audits.

In our opinion, this financial statement schedule, “Franco-Nevada Canadian - US GAAP Reconciliation 2010, 2009, 2008” presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 24, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(in thousands of US dollars, except share amounts)

Differences between Canadian and US Generally Accepted Accounting Principles (“GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company’s consolidated financial statements differ from US GAAP as follows:

The application of US GAAP would have the following material effects on net income (loss) and comprehensive income (loss) as reported:

	For the Years Ended December 31,
(in thousands of US dollars)	2010	2009	2008
Consolidated Statement of Operations

Net income reported under Canadian GAAP	$74,244	$80,879	$40,347
Add (deduct) items subject to US GAAP

Impairment on oil and gas interests (a)	—	(16,181)	(191,652)
Change in depletion on oil and gas royalty interests (a)	33,929	22,928	—
Change in future income taxes (c and d)	(8,150)	(5,501)	57,916
Net change in earnings under US GAAP	25,779	1,246	(133,736)

Net income (loss) under US GAAP	$100,023	$82,125	$(93,389)

Comprehensive income (loss) under Canadian GAAP	146,870	199,793	(97,189)
Net change in earnings under US GAAP	25,779	1,246	(133,736)
Change in cumulative translation adjustment (b)	(38,912)	(31,260)	(8,565)
Total comprehensive income (loss) under US GAAP	$133,737	$169,779	$(239,490)

Basic earnings (loss) per share — US GAAP	$0.88	$0.77	$(0.95)
Diluted earnings (loss) per share — US GAAP	$0.87	$0.76	$(0.95)

Basic weighted average shares outstanding — US GAAP	113,986	106,683	98,006
Diluted weighted average shares outstanding — US GAAP	115,118	107,799	98,593

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(in thousands of US dollars, except share amounts)

The application of US GAAP would have the following material effects on the balance sheets as reported:

	As at December 31,
(in thousands of US dollars)	2010	2009	2008

Consolidated Balance Sheets

Assets
Total assets reported under Canadian GAAP	$2,233,628	$2,020,891	$1,503,786
Reduction in interests in oil and gas properties, net (a)	(191,660)	(215,518)	(191,652)
Total assets under US GAAP	$2,041,968	$1,805,373	$1,312,134

Liabilities
Total liabilities reported under Canadian GAAP	$131,528	$90,623	$70,187
Reduction in future income taxes (c)	(46,037)	(51,767)	(49,351)
Total liabilities under US GAAP	$85,491	$38,856	$20,836

Shareholders’ Equity
Shareholders’ equity reported under Canadian GAAP	$2,102,100	$1,930,268	$1,433,599
Cumulative adjustment to shareholders’ equity:
Impairment on oil and gas properties (a)	(207,833)	(207,833)	(191,652)
Change in depletion on oil and gas properties (a)	56,857	22,928	—
Change in future income taxes (c)	44,266	52,415	57,916
Change in currency translation adjustment (b)	(38,913)	(31,261)	(8,565)

Shareholders’ equity under US GAAP	$1,956,477	$1,766,517	$1,291,298

Consolidated Statements of Cash Flows

There are no differences in the Statements of Cash Flows under Canadian and US GAAP.

A description of US GAAP that results in differences from Canadian GAAP is as follows:

(a)       Interests in Oil and Gas Properties

Under US GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of the after tax future net revenue from proved reserves, discounted at 10%, using oil and gas prices based upon an average price in the prior 12-month period and unescalated costs, plus (i) the costs of properties that have been excluded from the depletion calculation and (ii) the lower of cost or estimated fair value of unproved properties. Under Canadian GAAP, impairment

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(in thousands of US dollars, except share amounts)

exists when the carrying amount exceeds the estimated undiscounted future net cash flows associated with the Company’s proved reserves. If impairment is determined to exist, the costs carried on the balance sheet in excess of the discounted future cash flows associated with the Company’s proved and probable reserves are charged to income.

As at December 31, 2010, no impairment of capitalized costs resulted from the application of the impairment test under either US GAAP or Canadian GAAP. As at December 31, 2009 and 2008, the application of the impairment test under US GAAP resulted in a write-down of $16,181 ($12,605 net of tax) and $191,652 ($133,736 net of tax).  No impairments were recorded under Canadian GAAP in 2009 or 2008.

Where the amount of impairment under Canadian GAAP differs from the amount of impairment under US GAAP, the charge for depletion will differ in subsequent years. For the years ended December 31, 2010 and 2009, depletion under US GAAP was $33,929 ($25,779 net of tax) and $22,928 ($17,421 net of tax), respectively, lower than depletion under Canadian GAAP.  For the year ended December 31, 2008, there was no difference in the Company’s depletion expense under US GAAP from Canadian GAAP due to the impairment being recorded at December 31, 2008.

(b)       Accumulated other comprehensive income (loss) (“AOCI”)

A US GAAP difference exists with respect to the AOCI balance due to differences in the cumulative translation adjustment as a result of other US GAAP adjustments.

(c)        Income taxes

Under US GAAP, enacted tax rates are used to calculate current and future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the Reconciliation of Net Income under Canadian GAAP to US GAAP and the Reconciliation of the Balance Sheets under Canadian GAAP to US GAAP include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted above.

(d)       Accounting for tax uncertainties

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2008. FIN 48 is now known as ASC 70. FIN 48 requires that the tax effect(s) of a tax position be recognized only if it is “more-likely-than-not” to be sustained based on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that the Company is entitled to the economic benefits of a tax position. If a tax position is considered more-likely-than-not to be sustained based solely on its technical merits, the benefits of the tax position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(in thousands of US dollars, except share amounts)

As a result of this adoption in 2008, no adjustments were required to the years ended December 31, 2010, 2009 and 2008.

The Company is subject to taxes in Canada, the United States, Australia and Mexico. The tax years that remain subject to examination as of December 31, 2010 for these jurisdictions are:

Canada	2007 to present
United States	2007 to present
Australia	2007 to present
Mexico	2009 to present

(e)        Additional disclosures required under US GAAP

i.                                 The components of accounts receivable are as follows:

As at December 31, ($ in thousands)	2010	2009	2008
Mineral royalty and stream interests and accruals	$43,319	$22,458	$18,159
Oil and gas interests and accruals	4,067	4,331	4,007
	$47,386	$26,789	$22,166

ii.                              The components of accounts payable are as follows:

As at December 31, ($ in thousands)	2010	2009	2008
Production taxes on mineral royalty and stream interests	$2,040	$1,842	$3,819
Vendors	2,948	2,342	1,193
Current income tax liabilities	7,978	2,331	2,207
Accrued shareholders dividends declared	8,624	—	—
Accrued liabilities	4,784	2,966	2,091
	$26,374	$9,481	$9,310